(Not for Distribution to US newswire Services or for dissemination in the United States)

EVOLVING GOLD CORP ANNOUNCES CLOSING OF
$20 MILLION PRIVATE PLACEMENTS

February 27, 2008, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V: EVG) (OTCBB: EVOGF)(FSE:EV7) (the “Company”) is pleased to announce that it closed its previously announced brokered private placement with PI Financial Corp. (the “Agent”) for $18,000,000 (the “Brokered Private Placement”) and its previously announced non-brokered private placement of $2,000,000 (the “Non-Brokered Private Placement”). Proceeds from the Brokered Private Placement and the Non-Brokered Private Placement will be used for the further development of the Company’s Wyoming, New Mexico and Nevada properties, to provide initial funding for the new precious metals company, and for general corporate purposes.

Brokered Private Placement

The Brokered Private Placement consisted of the issuance of 18,000,000 units (“Units”) at a price of $1.00 per Unit. Each Unit consisted of one common share (“Share”) and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional Share (a “Warrant Share”) of the Company at an exercise price of $1.50 per Warrant Share until February 27, 2010.

The Company paid the Agent a commission of $4,500 and 1,165,500 Units, which in combination is equal to 6.5% of the gross proceeds of the Units sold under the Brokered Private Placement. In addition, the Agent received 1,260,000 agent’s warrants, equal in number to 7% of the number of Units sold under the Brokered Private Placement, which will entitle the Agent to purchase one Share at an exercise price of $1.25 per Share until February 27, 2010.

Non-Brokered Private Placement

The Non-Brokered Private Placement consisted of the issuance of 2,000,000 units (“Units”) at a price of $1.00 per Unit. Each Unit consisted of one common share (“Share”) and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional Share (a “Warrant Share”) of the Company at an exercise price of $1.50 per Warrant Share until February 27, 2010.

The Company paid seven finders an aggregate commission of $39,130.00 and 62,790 Shares. In addition, the finders received an aggregate of 109,760 non-transferable finder’s warrants, which will entitle the finders to purchase one Share at an exercise price of $1.25 per Share until February 27, 2010.

The securities issued under the Brokered Private Placement and the Non-Brokered Private Placement are subject to a four month hold period which will expire on June 28, 2008.

About Evolving Gold Corp.
Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of world class prospective gold prospects in the southwestern United States. The Company is actively exploring 9 separate gold properties, primarily in known, producing gold trends in the state of Nevada. Evolving has recently completed first rounds of drilling at the Malone (NM) and Fisher Canyon (NV) gold prospects (assays pending) and is currently drilling at their large Sheep Creeks (Carlin District) and Siesta (Sleeper District) gold prospects which Evolving has acquired by staking in north-central Nevada.

In total, Evolving holds over 90,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

“Robert Bick”
Robert Bick
CEO and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct (604) 639-0430
Toll Free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989 Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Cell (416) 996-0238
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Not For Distribution to U.S. Newswire Services or for Dissemination in The United States.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF